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                                              Filed pursuant to Rule 424(b)(2)
                                              Registration No. 33-64193

PROSPECTUS SUPPLEMENT
(To Prospectus dated January 31, 1996)
J.P. MORGAN & CO. INCORPORATED
$100,000,000
6 1/4% Subordinated Notes Due 2011
Interest payable August 15 and February 15

ISSUE PRICE: 99.606%

Interest on the Notes is payable semiannually on August 15 and February 15 of each year (each an "Interest Payment Date"), commencing August 15, 1996. The Notes will mature on February 15, 2011 and are not redeemable prior to their stated maturity.

The Notes are unsecured debt obligations of the Company and are subordinated in right of payment to all Senior Indebtedness of the Company and, in certain circumstances, to the Derivative Obligations of the Company to the extent set forth herein. Payment of principal of the Notes may be accelerated only in the case of the bankruptcy or reorganization of the Company. There is no right of acceleration in the case of a default in the payment of interest on the Notes, or the performance of any other covenant of the Company. See "Description of the Notes".

The Notes will be represented by Global Securities registered in the name of the nominee of The Depository Trust Company, which will act as the Depository. Interests in the Notes represented by Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its direct and indirect participants. Except as described herein, Notes in definitive form will not be issued. Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depository's Same-Day Funds Settlement System and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds or the equivalent. See "Description of the Notes -- Same-Day Settlement and Payment".

THE NOTES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER FEDERAL AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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
                                          PRICE TO         UNDERWRITING     PROCEEDS TO
                                          PUBLIC(1)        DISCOUNT(2)      COMPANY(1)(3)
-----------------------------------------------------------------------------------------
Per Note                                  99.606%          .431%            99.175%
-----------------------------------------------------------------------------------------
Total                                     $99,606,000      $431,000         $99,175,000
-----------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from February 15, 1996.
(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deducting expenses payable by the Company estimated to be $125,000.

The Notes are offered, subject to prior sale, when, as and if accepted by J.P. Morgan Securities Inc. (the "Underwriter") and subject to the approval of certain legal matters by Cravath, Swaine & Moore, counsel for the Underwriter. It is expected that delivery of the Notes will be made through the facilities of The Depository Trust Company on or about February 15, 1996 against payment therefor in immediately available funds.

J.P. MORGAN & CO.

February 12, 1996
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     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVERALLOT OR EFFECT
TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate or any offer to sell or the solicitation of any offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information herein is correct as of any time subsequent to its date.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                                        PAGE
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
Description of the Notes..............................................................    S-3
Underwriting..........................................................................    S-5

                                   PROSPECTUS

Available Information.................................................................      2
Incorporation of Certain Documents by Reference.......................................      2
J.P. Morgan & Co. Incorporated........................................................      2
Consolidated Ratio of Earnings to Fixed Charges.......................................      4
Consolidated Ratio of Earnings to Combined Fixed Charges
  and Preferred Stock Dividends.......................................................      5
Use of Proceeds.......................................................................      5
Description of J.P. Morgan Debt Securities............................................      5
Description of Debt Warrants..........................................................     11
Description of Series Preferred Stock.................................................     13
Depositary Shares.....................................................................     16
Description of Preferred Stock Warrants...............................................     18
Description of Currency Warrants......................................................     19
Risk Factors Relating to Currency Warrants............................................     20
Description of Capital Stock..........................................................     21
Plan of Distribution..................................................................     22
Experts...............................................................................     24
Legal Opinions........................................................................     24

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                            DESCRIPTION OF THE NOTES

     The Company's 6 1/4% Subordinated Notes Due 2011 offered hereby (the "Notes") will be limited to $100,000,000 aggregate principal amount and will mature on February 15, 2011. The Notes are not entitled to any sinking fund. The Notes may not be redeemed prior to stated maturity. The Notes will bear interest from February 15, 1996, at the rate of 6 1/4% per annum, payable semiannually on August 15 and February 15 of each year, commencing August 15, 1996, to the persons in whose names the Notes are registered at the close of business on the fifteenth calendar day prior to each Interest Payment Date. The Notes will be issued pursuant to an Indenture (the "Indenture") dated March 1, 1993, between the Company and First Trust of New York, National Association, successor to Citibank, N.A., as Trustee (the "Trustee"). The Notes constitute a single series of Subordinated Debt Securities under the Indenture. Interest on the Notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     The Notes will be issued in fully registered form, in denominations of $250,000 with $1,000 integral multiples thereafter. The Paying Agent and Registrar for the Notes will be the Trustee.

     The Notes are subordinate in right of payment to Senior Indebtedness (as defined) and, in certain circumstances relating to the bankruptcy or insolvency of the Company, the Derivative Obligations (as defined) of the Company. At December 31, 1995, the amount of indebtedness constituting Senior Indebtedness was approximately $7.0 billion and the amount of Derivative Obligations was immaterial. See "Description of Subordinated Debt Securities -- Subordination" in the Prospectus.

     Reference should be made to the Prospectus for a description of other terms of the Notes. See "Description of Subordinated Debt Securities". Defined terms used in this Prospectus Supplement have the meanings ascribed to them in the Prospectus.

BOOK-ENTRY SYSTEM

     The Notes initially will be represented by one or more global securities (the "Global Securities") deposited with The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC. Except as set forth below, the Notes will be available for purchase in denominations of $250,000 with $1,000 integral multiples thereafter in book-entry form only. The term "Depository" refers to DTC or any successor depository.

     DTC has advised the Company and the Underwriter as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of persons who have accounts with DTC ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Upon the issuance by the Company of Notes represented by the Global Securities, the Depository or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Securities to the accounts of participants. The accounts to be credited shall be designated by the Underwriter. Ownership of beneficial interests in Notes represented by the Global Securities will be limited to participants or persons that hold interests through participants. Ownership of such beneficial interests in Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository (with respect to interests of participants in the Depository), or by participants in the Depository or persons that may hold interests through such participants (with respect to persons other than participants in the Depository). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in Notes represented by Global Securities.

     So long as the Depository for a Global Security, or its nominee, is the registered owner of such Global Security, the Depository or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interest in Notes represented by Global Securities will not be entitled to have the Notes represented by such Global Securities registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. Unless and until the Global Securities are exchanged in whole or in part for individual certificates evidencing the Notes represented thereby, such Global Securities may not be transferred except as a whole by the Depository for such Global Securities to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by the Depository or any nominee of such Depository to a successor Depository or any nominee of such successor Depository.

     Payments of principal of and interest on the Notes represented by Global Securities registered in the name of the Depository or its nominee will be made by the Company through the Paying Agent to the Depository or its nominee, as the case may be, as the registered owner of the Notes represented by such Global Securities.

     The Company has been advised that the Depository or its nominee, upon receipt of any payment of principal or interest in respect of the Notes represented by Global Securities, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective beneficial interest in the Notes represented by the Global Securities as shown on the records of the Depository. The Company expects that payments by participants to owners of beneficial interests in the Notes represented by the Global Securities will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants.

     If the Depository is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue individual Notes in definitive form in exchange for the Global Securities. In addition, the Company may at any time and in its sole discretion determine not to have Global Securities, and, in such event, will issue individual Notes in definitive form in exchange for the Global Securities. In either instance, the Company will issue Notes in definitive form, equal in aggregate principal amount to the Global Securities, in such names and in such principal amounts as the Depository shall request. Notes so issued in definitive form will be issued in denominations of $250,000 with $1,000 integral multiples thereafter and will be issued in registered form only, without coupons.

     Neither the Company, the Trustee, any Paying Agent nor the Registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Notes represented by such Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriter in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds or the equivalent, so long as the Depository continues to make its Same-Day Funds Settlement System available to the Company.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Notes will trade in the Depository's Same-Day Funds Settlement System, and secondary market trading activity in the Notes will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

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

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, the Underwriter has agreed to purchase, and the Company has agreed to sell the entire principal amount of the Notes offered hereby.

     The Company has been advised by the Underwriter that the Underwriter proposes to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .35% of the principal amount of the Notes, that the Underwriter may allow, and such dealers may reallow, a concession not in excess of .25% of such principal amount on sales to certain other dealers; and that after the initial public offering the public offering price and such concessions may be changed by the Underwriter.

     The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriter that it may from time to time purchase and sell Notes in the secondary market, but that it is not obligated to do so. No assurance can be given that there will be a secondary market for the Notes. The Notes will not be listed on any securities exchange.

     The Underwriter is an indirect wholly-owned subsidiary of the Company. The participation of the Underwriter in the offer and sale of the Notes complies with the requirements of Schedule E of the By-laws of the National Association of Securities Dealers, Inc. (the "NASD") regarding underwriting of securities of an affiliate and complies with any restrictions imposed on the Underwriter by the Board of Governors of the Federal Reserve System. In addition, each NASD member participating in offers and sales of the Notes will not execute a transaction in the Notes in a discretionary account without the prior written specific approval of the member's customer.

                                       S-5